Exhibit 99.1

Sapiens Champions Wales with Inward Investment

An increase in UK workforce for Sapiens will lead to more jobs in Wales

Uxbridge, UK – September 24, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector announced stronger links and further planned growth of its operation in Wales. Sapiens employs over 1,500 people worldwide and anticipates another year of double-digit growth with the company experiencing rapid growth in the past year taking the UK permanent workforce to over 200 people and more new jobs created in Wales this year.

Roni Al-Dor, CEO of Sapiens had the opportunity to meet senior Welsh officials in a recent visit to Cardiff and share Sapiens future plans for growth. Deputy Welsh Government Minister Ken Skates, Secretary of State, Stephen Crabb and Carwyn Jones, First Minister of Wales all supported the visit organized by UKTI.

Roni Al-Dor says, “Sapiens is committed to the local community in Wales with strong links to educational facilities in the area and are a key employer of young people. We run a highly successful Internal Trainee Program that enables new employees to be fully productive after just three months. We also engage with numerous Welsh Government training programs that has enabled 30 of our Team Leads to undertake an Apprenticeship in Management during the last year and with more to follow in the coming year. Providing top-quality training ensures that we continue to develop home-grown talent and maintain delivery excellence to support future growth and our clients around the world.”

Secretary of State for Wales Stephen Crabb said: “Our innovative technology sector is helping to harness overseas investment and create jobs in Wales. Through the UK Government’s global trade network, international investors can see that Wales is an outward-looking nation and an attractive destination for business.”

Sapiens Cardiff operation is the Delivery Competency Centre for the company’s leading insurance solutions including ALIS, which is an end-to-end, core insurance solution suite that supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments. The team in Wales carry out ongoing research and development as well as working on deployment. Maintaining and growing the workforce in Cardiff is seen as a long term commitment by Sapiens and of strategic importance to sustain the ongoing development and deployment of the ALIS life and pensions solution.

“The life and pensions market has seen fundamental changes in the last few years, particularly in the UK, with more recent legislation giving people more freedom as to what they do with their pension pot. At the same time, people are retiring earlier, but living longer and have differing needs as they progress through the different ages and stages of retirement. The work of the Cardiff office through ALIS helps insurance companies to deploy innovative products that support their customers as they seek new and innovative retirement solutions to fund their retirement,” says Raj Ghuman VP Business Development – Sapiens UK, Nordics and Africa.

He continues, “Our people at Cardiff office will continue to support both existing and new customer deployments globally for ALIS our life, pensions and annuities solution, but also our broad range of insurance focused solutions. We anticipate continued and rapid growth of the UK workforce, many of whom will be in Cardiff office.”

Sapiens has had a run of success with new customers for many of its insurance solutions. The company has recently celebrated two customer wins for ALIS. Eurolife in Cyprus is using the solution to support the complete policy lifecycle and replace the company’s legacy environment and support all of their investment and health lines of business. ALIS is also being deployed with FNB – a financial institution providing personal, private, business and commercial banking services to millions of customers across South Africa, who has selected Sapiens ALIS for the launch of its new life insurance company.

Sapiens IDIT Software Suite (Sapiens IDIT) was recently chosen by Tradex Insurance Company Ltd., a specialty insurer in all sectors of the motor trade, to modernize and enhance its core insurance processing environment. And earlier this year announced the successful go-live of the Sapiens Reinsurance solution at West Bend Mutual Insurance Company (West Bend), a US-based property and casualty insurer that offers products across the Midwest. The project was completed on budget and within an aggressive timeframe of just eight months.

Finally, the company has had further success with a top tier UK financial institution who selected Sapiens DECISION as part of its enterprise-wide business improvement initiative. Sapiens DECISION, an enterprise-grade decision modeling platform, will enable the institution to separate business logic from processes by utilizing DECISION as a centralized location for authoring, storing and managing all logic.

Sapiens has had an operation in the UK for over two decades and the company has a strong track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations globally.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Email: Yaffa.cohen-ifrah@sapiens.com